

May 8, 2026

Kelvin Cooper
Chief Executive Officer
Lakewood-Amedex Biotherapeutics Inc.
8031 Cooper Creek Blvd., Unit 103
University Park, Fl 34201

> **Re: Lakewood-Amedex Biotherapeutics Inc.**
> **Registration Statement on Form S-1**
> **Filed May 01, 2026**
> **File No. 333-295497**

Dear Kelvin Cooper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Scott Linsky, Esq.